UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Tigo Energy, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

77867P104

(CUSIP Number)

Alejandro Moreno

Langhorne S. Perrow

c/o Access Industries, Inc.

40 West 57th Street, 28th Floor

New York, New York 10019

(212) 247-6400

with copies to:

Nicholas P. Pellicani

Debevoise & Plimpton LLP

65 Gresham Street

EC2V 7NQ

London

+ 44 20 7786 9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. 77867P104

1	NAME OF REPORTING PERSON. Access Industries Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 4,584,422 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 4,584,422 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,584,422 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 7.88%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on an aggregate of 58,144,543 shares of Common Stock issued and outstanding immediately following the consummation of the Business Combination on May 23, 2023, as set forth in the Issuer’s current report on Form 8-K, filed on May 30, 2023.

CUSIP No. 77867P104

1	NAME OF REPORTING PERSON. Access Industries, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 4,584,422 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 4,584,422 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,584,422 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 7.88%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on an aggregate of 58,144,543 shares of Common Stock issued and outstanding immediately following the consummation of the Business Combination on May 23, 2023, as set forth in the Issuer’s current report on Form 8-K, filed on May 30, 2023.

CUSIP No. 77867P104

1	NAME OF REPORTING PERSON. Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 4,584,422 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 4,584,422 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,584,422 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 7.88%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on an aggregate of 58,144,543 shares of Common Stock issued and outstanding immediately following the consummation of the Business Combination on May 23, 2023, as set forth in the Issuer’s current report on Form 8-K, filed on May 30, 2023.

CUSIP No. 77867P104

1	NAME OF REPORTING PERSON. Clal Industries Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,584,422 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 4,584,422 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,584,422 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 7.88%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on an aggregate of 58,144,543 shares of Common Stock issued and outstanding immediately following the consummation of the Business Combination on May 23, 2023, as set forth in the Issuer’s current report on Form 8-K, filed on May 30, 2023.

CUSIP No. 77867P104

1	NAME OF REPORTING PERSON. Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 4,584,422 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 4,584,422 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,584,422 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 7.88%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on an aggregate of 58,144,543 shares of Common Stock issued and outstanding immediately following the consummation of the Business Combination on May 23, 2023, as set forth in the Issuer’s current report on Form 8-K, filed on May 30, 2023.

CONTINUATION PAGES TO SCHEDULE 13D

This Schedule 13D is being filed by Access Industries Holdings LLC (“AIH”), Access Industries Management, LLC (“AIM”), Access Industries, LLC (“Access LLC”), Clal Industries Ltd. (“CI”) and Len Blavatnik (collectively, the “Reporting Persons”, and each, a “Reporting Person”) to report the acquisition of common stock, $0.0001 par value per share (the “Common Stock”), of Tigo Energy, Inc. (the “Issuer”).

Item 1	Security and Issuer

This Schedule 13D relates to the Common Stock of the Issuer. The address of the Issuer’s principal executive office is: 655 Campbell Technology Parkway, Suite 150, Campbell CA 95008.

Item 2	Identity and Background

Name	Address of Business/Principal Office	Principal Business/Occupation	Jurisdiction of Organization/Citizenship

Access Industries Holdings LLC	c/o Access Industries, Inc. 40 West 57th St., 28th Floor New York, NY 10019	Holding strategic investments in a variety of industries worldwide	Delaware

Access Industries, LLC	c/o Access Industries, Inc. 40 West 57th St., 28th Floor New York, NY 10019	Holding strategic investments in a variety of industries worldwide	Delaware

Access Industries Management, LLC	c/o Access Industries, Inc. 40 West 57th St., 28th Floor New York, NY 10019	Manager of holdings of strategic investments in a variety of industries worldwide	Delaware

Clal Industries Ltd.	3 Azrieli Center Triangle Tower, 45th Floor, 132 Menachem Begin St. Tel Aviv, 6702301	Investment holding company	Israel

Len Blavatnik	c/o Access Industries, Inc. 40 West 57th St., 28th Floor New York, NY 10019	Chairman of Access Industries, Inc., the principal business of which is holding strategic investments in a variety of industries worldwide	United States of America

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is filed as Exhibit 99.1 hereto.

During the last five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, any person listed on Annex A hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration

In October 2008, Clal Advanced Energy Ltd. (“Clal Advanced Energy”), a wholly-owned subsidiary of CI, purchased 3,095,228 shares of Series A convertible preferred stock of Tigo Energy MergeCo, Inc., formerly known as “Tigo Energy Inc.” (“Tigo”), at an aggregate price of $1,661,116. Between May 2009 and February 2010, Clal Advanced Energy purchased 2,811,640 shares of Series B convertible preferred stock of Tigo at an aggregate price of $1,000,000. In May 2010, Clal Advanced Energy purchased 1,260,579 shares of Series C convertible preferred stock of Tigo at an aggregate price of $3,500,000. In October 2011, Clal Advanced Energy purchased 309,587 shares of Series C-3 convertible preferred stock of Tigo at an aggregate price of $770,314. In November 2011, Clal Advanced Energy purchased 282,529 shares of Series D convertible preferred stock of Tigo at an aggregate price of $750,000. In April 2013, all of the shares of preferred stock of Tigo held by Clal Advanced Energy were cancelled, and Clal Advanced Energy received 1,998,177 shares of Series A-3 convertible preferred stock of Tigo for no consideration.

In 2012, Clal Energy Ltd. (“Clal Energy”), a wholly-owned subsidiary of CI, purchased convertible promissory notes (the “2012 Convertible Notes”) issued by Tigo, in an aggregate principal amount of $775,000. In April 2013, the 2012 Convertible Notes were converted to 2,139,027 shares of Series B-1 convertible preferred stock of Tigo in accordance with their terms. In 2013, Clal Energy purchased 2,796,771 shares of Series B-4 convertible preferred stock of Tigo at an aggregate price of $1,019,774. In September 2013, all of the shares of convertible preferred stock of Tigo held by Clal Energy were transferred to Clal Advanced Energy for no consideration.

In February 2014, Clal Advanced Energy purchased 1,371,365 shares of Series B-4 convertible preferred stock of Tigo at an aggregate price of $500,000. In 2014, Clal Advanced Energy purchased convertible promissory notes (the “2014 Convertible Notes”) issued by Tigo, in an aggregate principal amount of $474,942. In April 2015, the 2014 Convertible Notes were converted to 1,048,775 shares of Series C convertible preferred stock of Tigo in accordance with their terms.

In April 2015, Clal Advanced Energy purchased 1,181,826 shares of Series C convertible preferred stock of Tigo at an aggregate price of $620,000. Between 2015 and 2016, Clal Advanced Energy purchased convertible promissory notes (the “2016 Convertible Notes”) issued by Tigo, in an aggregate principal amount of $450,000. In April 2016, the 2016 Convertible Notes were converted to 1,096,338 shares of Series C convertible preferred stock of Tigo in accordance with their terms.

Between 2019 and 2020, Clal Advanced Energy purchased convertible promissory notes (the “2019/2020 Convertible Notes”) issued by Tigo, in an aggregate principal amount of $527,345. On December 23, 2020, Clal Advanced Energy purchased 4,832,941 shares of Series C-1 convertible preferred stock of Tigo at an aggregate price of $281,277.

On December 23, 2020, CI purchased all shares of Tigo convertible preferred stock and convertible promissory notes held by Clal Advanced Energy. CI funded this purchase using an intercompany loan from CI to Clal Advanced Energy.

In January 2021, the 2019/2020 Convertible Notes were converted into 2,208,984 shares of Series D convertible preferred stock of Tigo and CI acquired warrants to purchase 1,066,161 shares of Tigo common stock.

On December 5, 2022, Roth IV Merger Sub Inc., a Delaware corporation (“Merger Sub”), a special purpose acquisition company and a directly wholly owned subsidiary of the Issuer, and Tigo entered into an Agreement and Plan of Merger (as amended on April 6, 2023, the “Merger Agreement”). On May 23, 2023, pursuant to the Merger Agreement, Merger Sub merged with and into Tigo (the “Merger”), with Tigo surviving and continuing as a wholly owned subsidiary of the Issuer (the “Business Combination”), and the Issuer was renamed “Tigo Energy, Inc.”

In accordance with the terms of the Merger Agreement, immediately prior to the effective time of the Business Combination, each share of Series A-3 convertible preferred stock, Series B-1 convertible preferred stock, Series B-4 convertible preferred stock, Series C convertible preferred stock, Series C-1 convertible preferred stock and Series D convertible preferred stock of Tigo automatically converted into a number of shares of Tigo common stock in accordance with Tigo’s charter and Tigo caused the “cashless” exercise of all Tigo warrants, in accordance with their terms, for Tigo common stock. At the effective time of the Business Combination, each share of Tigo common stock issued and outstanding immediately prior to the closing of the Business Combination (including shares of Tigo common stock issued in the preferred stock conversion and warrant exercise prior to May 23, 2023 but excluding shares owned by Tigo or any direct or indirect wholly owned subsidiary of Tigo as treasury stock, shares owned by the Issuer, and shares of Tigo common stock issued and outstanding immediately prior to the effective time of the Merger held by a holder who did not vote in favor of adoption of the Merger Agreement or consented thereto in writing and who is entitled to demand and has properly exercised appraisal rights of such shares in accordance with Section 262 of the Delaware General Corporation Law, as it may be amended from time to time) was cancelled and converted into the right to receive 0.233335 shares of Common Stock. In addition, immediately prior to the effective time of the Business Combination, the warrants held by CI were converted to 830,068 shares of Tigo common stock and an additional 143,112 shares of Tigo’s common stock relating to accrued dividends in respect of the Series D convertible preferred stock held by CI were paid out. As a result, CI acquired 4,584,422 shares of Common Stock in connection with the Merger.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. The Merger Agreement and the amendment to the Merger Agreement were filed by the Issuer as Annex A to Exhibit 2.1 and Exhibit 2.2, respectively, to the Issuer’s Form 8-K, as filed with the Securities and Exchange Commission on May 30, 2023.

Item 4	Purpose of Transaction

The information set forth in Items 3 and 6 hereof is hereby incorporated by reference into this Item 4.

The Reporting Persons who hold Common Stock directly acquired those shares as an investment in the regular course of their businesses. The Reporting Persons may engage in discussions with management, the Issuer’s board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Tomer Babai, a partner at Clal Tech 3 Consulting (2022) Ltd., a private company engaged in consulting services, which provides advisory services regarding technology investments to Access Industries Investments LLC, currently serves on the Issuer’s board of directors. The Reporting Persons intend to re-examine their investment from time to time and, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations the Reporting Persons deem material, the Reporting Persons may from time to time acquire additional shares of Common Stock in the open market, block trades, negotiated transactions, or otherwise. The Reporting Persons may also dispose of all or a portion of the Issuer’s securities, in open market or privately negotiated transactions, and/or enter into derivative transactions with institutional counterparties with respect to the Common Stock, in each case, subject to limitations under applicable law, the Registration Rights Agreement (as defined below), the Lock-up Agreement (as defined below) and Article VII of the Issuer’s amended and restated bylaws.

The Reporting Persons have not yet determined which, if any, of the above courses of action they may ultimately take. The Reporting Persons’ future actions with regard to the Issuer are dependent on their evaluation of the factors listed above, circumstances affecting the Issuer in the future, including prospects of the Issuer, general market and economic conditions and other factors deemed relevant. The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above or otherwise.

Except as set forth above, the Reporting Persons have no plans or proposals with respect to the Issuer.

Item 5	Interest in Securities of the Issuer

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of Common Stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

4,584,422 shares of Common Stock are owned directly by CI and each of AIH, Access LLC, AIM and Mr. Blavatnik may be deemed to share voting and investment power over the shares of Common Stock owned by CI because (i) Len Blavatnik controls AIM, AIH, Access LLC and AI International GP Limited (the general partner of AI SMS, as defined below), (ii) Access LLC controls a majority of the outstanding voting interests in AIH, (iii) AIM controls Access LLC and AIH, (iv) AIH owns a majority of the equity of AI SMS L.P. (“AI SMS”), (v) AI SMS owns a majority of the equity of AI Diversified Holdings Ltd. (“Holdings Limited”), (vi) Holdings Limited owns AI Diversified Parent S.à r.l., which owns AI Diversified Holdings S.à r.l., which owns Access AI Ltd (“Access AI”), and (vii) Access AI wholly owns Clal Industries Ltd. (“CI”). Each of the Reporting Persons (other than CI), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of the securities held directly by CI.

(c) The response to Item 3 is incorporated by reference herein. Other than as disclosed herein, the Reporting Persons have not effected any transactions in the Common Stock or related warrants during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Registration Rights Agreement

In connection with the Business Combination, CI entered into an amended and restated Registration Rights Agreement, dated May 23, 2023 (the “Registration Rights Agreement”), with the Issuer and the other shareholders party thereto. The Registration Rights Agreement grants to CI, and its respective permitted transferees, customary shelf registration rights and piggyback registration rights, in each case subject to customary terms and conditions.

Pursuant to the Registration Rights Agreement, the Issuer will agree to undertake certain shelf registration obligations in accordance with the Securities Act of 1933, as amended, and certain subsequent related transactions and obligations, including, among other things, undertaking certain registration obligations, and the preparation and filing of required documents.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as an exhibit and incorporated herein by reference.

Lock-up Agreement

In connection with the Business Combination, CI entered into a lock-up agreement, dated May 23, 2023 (the “Lock-up Agreement”), with the Issuer and Tigo. Pursuant to the Lock-up Agreement, CI agreed, among other things, that shares of Common Stock received as consideration in the Merger may not be transferred until November 23, 2023, the date that is six months following the closing of the Business Combination (the “Closing”), subject to certain exceptions. Pursuant to the Lock-up Agreement, so long as, at the time of sale, the sales price of the Common Stock exceeds $10 per share, CI may transfer up to 15% of its shares of Common Stock. Additionally, pursuant to the Lock-up Agreement, CI may transfer (i) up to 5% of its Common Stock held immediately following the Closing until the date that is 90 days following the Closing, and (ii) from the 91st day following the Closing, through November 23, 2023, up to an additional 5% (for a total of up to 10% during such periods) of Common Stock held immediately following the Closing. In connection with the consummation of the Business Combination, the Issuer’s board of directors released from the transfer restrictions contained in the Lock-up Agreement an additional 3% of shares of Common Stock held by each party to the Lock-up Agreement, subject to such restrictions. As a result, CI may transfer up to 8% of its shares of Common Stock subject to the Lock-up Agreement immediately following the Closing.

The foregoing description of the Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to the Lock-up Agreement, which is filed as an exhibit and incorporated herein by reference.

Item 7	Materials to Be Filed as Exhibits

Exhibit	Description

99.1	Amended and Restated Registration Rights Agreement, dated as of May 23, 2023, by and among Tigo Energy, Inc., CHLM Sponsor LLC, CR Financial Holdings, Inc., and each party listed under Holder on the signature pages thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 30, 2023).

99.2	Lock-up Agreement, dated as of May 23, 2023, between Tigo Energy, Inc. and Clal Industries Ltd.

99.3	Joint Filing Agreement, dated as of June 2, 2023.

99.4	Limited Power of Attorney, dated as of June 2, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 2, 2023

ACCESS INDUSTRIES HOLDINGS LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES MANAGEMENT, LLC	/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES, LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

CLAL INDUSTRIES LTD.	/s/ Nufar Malovani
Name: Nufar Malovani
Title: Deputy CEO and General Counsel

/s/ Alon Heller
Name: Alon Heller
Title: Vice President

* /s/ Len Blavatnik
Name: Len Blavatnik

*	The undersigned, by signing his name hereto, executes this Schedule 13D pursuant to the Limited Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By:	/s/ Alejandro Moreno
Name: Alejandro Moreno
Attorney-in-Fact

Annex A

Directors and Officers of Clal Industries Ltd.

Name	Principal Business / Occupation	Citizenship
Avi Fischer	Director, Chairman and Chief Executive Officer of Clal Industries Ltd.; Chariman of Mashav Initiating and Development Ltd. Chairman of Clal Biotechnology Industries Ltd.; Chairman of Claltech Investments (2016) LP; Director of Golf & Co	Israel

Alex Blavatnik	Director of Clal Industries Ltd.; Executive Vice President of Access Industries, Inc.	United States

Greggory Adamo	Director of Clal Industries Ltd.; Managing Director of Access Industries, Inc.	United States

Sigalia Hiefetz	Director of Clal Industries Ltd.; Director of Mashav Initiating and Development Ltd.; Director of Clal Biotechnology Industries Ltd.	Israel

Nufar Malovani	Deputy Chief Executive Officer, General Counsel and Head of Human Resources at Clal Industries Ltd.; Director of Golf & Co; Director of Clal Biotechnology Industries Ltd.	Israel

Menashe Sagiv	Chief Financial Officer of Clal Industries Ltd.; Chief Executive Officer of Clal Real Estate and Trade Ltd.; Director of Nesher Ltd.	Israel

Gonen Bieber	Vice President – Finance of Clal Industries Ltd.; Chairman of Golf & Co	Israel

Alon Heller	Vice President – Finance of Clal Industries Ltd.; Director of Plasto-Cargal	Israel

The address for each director and officer is c/o Clal Industries Ltd., 3 Azrieli Center Triangle Tower, 45th Floor, 132 Menachem Begin St. Tel Aviv 6702301, Israel.